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Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

bfenske@fulbright.com direct dial: (713) 651-5557	telephone: (713) 651-5151 facsimile: (713) 651-5246

March 26, 2009

BY EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Donna Levy

  Re:
  Rosetta Stone Inc.
  Amendment No. 4 to Form S-1
  Filed January 21, 2009
   File No. 333-153632

Ladies and Gentlemen:

            On March 17, 2009, Rosetta Stone Inc. (the "Registrant") filed Amendment No. 4 ("Amendment No. 4") to its Registration Statement on Form S-1 (the "Form S-1") relating to the initial public offering of shares of its common stock. On March 25, 2009, the Registrant received written comments from the staff of the Division of Corporation Finance (the "Staff") relating to Amendment No. 4 (the "Comments").

            In response to the Comments, the Registrant will file an Amendment No. 5 to the Form S-1 ("Amendment No. 5"). However, prior to filing Amendment No. 5, the Registrant is submitting to the Staff the pages of Amendment No. 5 that specifically respond to the Staff's comments for review by the Staff prior to filing Amendment No. 5. Specifically, the Registrant has included with this letter pages 7 and 36 (Use of Proceeds), page 32 (risk factor regarding use of proceeds), pages 103 to 104 and 113 to 116 (Executive Compensation) and page 109 (Allocation of Equity Compensation Awards). The following numbered paragraphs repeat the Comments for your convenience, followed by the Registrant's responses to those Comments.

Use of Proceeds, page 36

1.
The dollar amount of offering proceeds designated for specific purposes appears relatively small in relation to the anticipated net proceeds. As you lack a specific plan to apply a significant portion of the proceeds, please discuss the principal reasons for this offering. Refer to Item 504 of Regulation S-K. If we are correct in understanding that the principal purpose of the offering is to provide liquidity for the financial backers who are your selling shareholders and the executive and employee shareholders, it appears this purpose should be described.

    Response:    The Registrant has added disclosure on page 36 of Amendment No. 5 in response to the Staff's comment. The Registrant has also moved the risk factor regarding Registrant's use of proceeds up to page 32 to give it more prominence in response to the Staff's comment

Executive Compensation

Compensation Discussion and Analysis, page 103

General

2.
We note the recent equity awards in 2009 discussed on page 113 as well as the related payments that will be made from offering proceeds to discharge personal income tax obligations of corporate executives. Please expand the subsection beginning on page 113 entitled, "Elements of Our Executive Compensation Program" to discuss company policies and practices concerning the payment of personal tax obligations of executives. Discuss your policies and practices concerning whether gross-up payments or other personal tax obligations of executives may be paid by the company and discuss the factors or conditions that are considered or will affect whether this type of compensation is awarded and its amount. Explain how corporate payment of executive tax obligations fits into your overall compensation objectives. Address how decisions regarding this element of compensation affect decisions regarding other elements of compensation. Clarify whether the policy and practices relating to company payment of personal tax obligations of executives may be applied to future periods.

    Response:    The Registrant has added disclosure on pages 104 and 114 of Amendment No. 5 in response to the Staff's comment.

Allocation of Equity Compensation Awards, page 109

3.
We note your disclosure in this section, including the factors that the committee considers in allocating stock options to your NEOs, that the committee generally grants options quarterly, and that you do not have specific share retention and ownership guidelines for your executives. However, we also note your disclosure on page 114 regarding the stock options the committee intends to grant to your NEOs prior to the offering in order to put each NEO's total equity ownership between the 50th to 75th percentile of their peers, and that the committee intends to make similar awards on an annual basis. Please reconcile these disclosures.

    Response:    The Registrant has added disclosure on pages 114 and 115 of Amendment No. 5 in response to the Staff's comment.

IPO Option and Restricted Stock Grants, page 114

4.
We note that you commissioned a compensation consultant in regard to these awards. Explain in further detail the role of the consultant as well as the role of the determinations by the company in establishing the amount of options to award to your NEOs. Clarify whether the peers looked at are the same ones that are listed on page 104. Provide appropriate information regarding the identities of the peers and how they were selected, as applicable.

    Response:    The Registrant has added disclosure on pages 114 and 115 of Amendment No. 5 in response to the Staff's comment.

Information Not Required in the Prospectus

Item 13. Other Expenses of Issuance and Distribution, page II-1

5.
In your response letter, please provide a breakdown of the "Accounting fees and expenses" line item.

    Response:    The "Accounting fees and expenses" line item is composed of fees from the Registrant's auditors, Deloitte & Touche, LLP, in performance of the following services:

  •
  Reviews of quarterly financial statements for each of the quarterly periods ended March 31, June 30, September 30, and December 31, 2007 and ended March 31, June 30, and September 30, 2008;

  •
  Review of original registration statement on Form S-1 and subsequent amendments;

  •
  Comfort letter preparation;

  •
  Assistance with response to SEC comments; and

  •
  Audit of the period from January 1, 2006 to January 4, 2006.

Deloitte & Touche, LLP has not provided any compensation consulting services to the Registrant.

* - * - * - * - * - *

            If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (512) 751-8339.

Very truly yours,
/s/ Brian Fenske Brian Fenske
cc:
Marc Thomas (Securities and Exchange Commission)
Christine Davis (Securities and Exchange Commission)
Barbara C. Jacobs (Securities and Exchange Commission)
Marc Shuman (Securities and Exchange Commission)
Michael Wu (Rosetta Stone Inc.)
Brent B. Siler (Cooley Godward Kronish LLP)

Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis
Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

THE OFFERING

Common stock offered by Rosetta Stone	3,125,000 shares
Common stock offered by the selling stockholders	3,125,000 shares

Total common stock offered	6,250,000 shares

Total common stock to be outstanding after this offering	20,314,531 shares
Use of proceeds	We intend to use the net proceeds from this offering as follows:
• Approximately $9.9 million to repay the outstanding balance under our credit facility.
• Approximately $7.0 million, based upon an assumed initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover page of this prospectus, to satisfy the federal, state and local withholding tax obligations associated with the "net issuance" of stock grants we intend to make to 10 of our key employees, including executive officers, prior to the completion of this offering. See "Use of Proceeds," "Capitalization" and "Executive Compensation—Stock Grants" for a description of these stock grants and tax payments. We will withhold from each recipient's award a number of shares of our common stock equal to the dollar value of the recipient's federal, state and local withholding tax obligations relating to the "net issuance" of the stock grant and we will use a portion of the proceeds of this offering to pay to the appropriate taxing authorities an equivalent value in cash based upon the initial public offering price per share in this offering.
• The remaining proceeds for our continuing growth and for working capital and other general corporate purposes, which may include the acquisition of other businesses, products or technologies. We do not, however, have agreements or commitments for any specific acquisitions at this time.
We will not receive any proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds."
Risk factors	See "Risk Factors" for a discussion of factors that you should consider carefully before deciding whether to purchase shares of our common stock.
Proposed New York Stock Exchange symbol	"RST"

remediated these material weaknesses and significant deficiencies and did not identify any new material weaknesses or signficant deficiencies in relation to our consolidated financial statements for the year ended December 31, 2008, we cannot assure you that our efforts to remediate these internal control weaknesses were successful or that similar material weaknesses will not recur. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting" for a discussion of the material weaknesses in our internal controls during the period January 4, 2006 through December 31, 2006 and the year ended December 31, 2007 and our efforts to remediate those material weaknesses.

        Our internal growth plans will also put additional strains on our internal controls if we do not augment our resources and adapt our procedures in response to this growth. Once we become a public company, we will be required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 regarding internal controls. In the event that we have not adequately remedied these material weaknesses, and if we fail to maintain proper and effective internal controls in future periods, we could become subject to potential review by the New York Stock Exchange, the SEC or other regulatory authorities, which could require additional financial and management resources, could result in our delisting by the New York Stock Exchange, could compromise our ability to run our business effectively and could cause investors to lose confidence in our financial reporting.

We will retain broad discretion in using the net proceeds from this offering and may spend a substantial portion in ways with which you do not agree.

        Our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree, or which do not increase the value of your investment. We intend to use a portion of our net proceeds from this offering to repay the outstanding balance under our existing credit facility with Wells Fargo Bank N.A., or Wells Fargo, which was approximately $9.9 million as of February 28, 2009. We also intend to use a portion of the net proceeds of this offering equal to approximately $7.0 million, based on an assumed initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover page of this prospectus, to satisfy the federal, state and local withholding tax obligations associated with the "net issuance" of stock grants we intend to make to 10 of our key employees, including our named executive officers, prior to the completion of this offering. We anticipate that we will use the remainder of the net proceeds for working capital and other general corporate purposes, which may include the acquisition of other businesses, products or technologies. We have not allocated these remaining net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

We do not know whether a market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

        Before this offering, there was no public trading market for our common stock. If a market for our common stock does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through negotiations with the underwriters and may not bear any relationship to the market price at which the common stock will trade after this offering or to any other established criteria regarding our value. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common stock may fall.

 USE OF PROCEEDS

        We estimate that the net proceeds we will receive from this offering will be approximately $43.0 million, based on the assumed initial public offering price of $16.00 per share, which is the midpoint of the range included on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' option to purchase additional shares in this offering is exercised, our net proceeds will not change as the entire option will be comprised of shares from the selling stockholders. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. A $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share would increase or decrease the net proceeds we receive from this offering by approximately $2.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriter discounts and commissions and estimated offering expenses payable by us.

        We expect to use a portion of the net proceeds we will receive from this offering to repay all amounts outstanding under our credit agreement with Wells Fargo, which has a maturity date of January 15, 2011 and had an outstanding balance of $9.9 million and an interest rate of approximately 3.0% as of February 28, 2009.

        We expect to use approximately $7.0 million, based upon an assumed initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover page of this prospectus, to satisfy the federal, state and local withholding tax obligations of 10 of our key employees, including our named executive officers, relating to the "net issuance" of the stock grants we intend to make to them prior to the completion of this offering. See "Capitalization" and "Executive Compensation—Stock Grants" for a description of these stock grants and tax payments. We will withhold from each recipient's award a number of shares of our common stock equal to the dollar value of the recipient's federal, state and local withholding tax obligations relating to the "net issuance" of the stock grant and we will use a portion of the proceeds of this offering to pay to the appropriate taxing authorities an equivalent value in cash based upon the actual initial public offering price per share in this offering.

        A $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the amount of cash we would pay to satisfy the federal, state and local withholding tax obligations relating to recipient's "net issuance" of the stock grants by an aggregate of $0.4 million.

        We expect to use the remainder of the net proceeds for our continuing growth and for working capital and general corporate purposes. We may also use a portion of the proceeds to expand our current business through acquisitions or investments in other complementary businesses, products or technologies. We have no agreements or commitments with respect to any acquisitions at this time. We will have broad discretion in the way we use the net proceeds.

        Pending use of the net proceeds from this offering described above, we intend to invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

        The primary purposes of this offering are to raise additional capital to support the growth of our Company, create a public market for our common stock, allow us easier and quicker access to the public markets should we need more capital in the future, increase the profile and prestige of our company with existing and possible future customers, vendors, strategic partners and governments, and make our stock more valuable and attractive to our employees and potential employees for compensation purposes.

 EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

    Overview

        The compensation committee of our board of directors has overall responsibility for the compensation program for our executive officers. Members of the committee are appointed by the board. Currently, the committee consists of three members of the board, none of whom are executive officers of our company.

        Our executive compensation program is designed to encourage our executives to focus on building stockholder value, maximizing rational growth and bottom line results.

        Our objective is to provide a competitive total compensation package to attract and retain key personnel and drive effective results. To achieve this objective, the compensation committee has implemented and maintains compensation plans that tie a substantial portion of the executives' overall compensation to key strategic financial and operational goals such as our annual revenue. Our executive compensation program provides for the following elements:

  •
  base salaries, which are designed to allow us to attract and retain qualified candidates in a highly competitive market;

  •
  variable compensation, which provides additional cash compensation and is designed to support our pay-for-performance philosophy;

  •
  equity compensation, principally in the form of stock options, which are granted to incentivize executive behavior that results in increased stockholder value; and

  •
  a benefits package that is available to all of our employees.

        A detailed description of these components is provided below.

    Elements of Our Executive Compensation Program

        Base Salary.    We utilize base salary as the primary means of providing compensation for performing the essential elements of an executive's job. We believe our base salaries are set at levels that allow us to attract and retain executives in competitive markets.

        Variable Pay.    Our variable pay compensation, in the form of an annual cash bonus, is intended to compensate our executives for meeting our corporate objectives and their individual performance objectives and to incentivize our executives to meet these objectives. In addition, our variable pay compensation is intended to reward and incentivize our executives for exceeding their objectives. These objectives may be both financial and non-financial and may be based on company, divisional or individual performance. These objectives are separated so that executives may be paid a bonus for meeting one objective and not be paid for failing to meet another objective. For financial objectives, the compensation committee typically sets a target level where the full 100% bonus can be earned and then also sets a slightly lower target where a partial bonus can be earned if the objective is almost achieved and a higher target where a substantially larger than 100% bonus can be earned for exceeding the 100% bonus target. In addition to the annual cash bonus plan, we may utilize discretionary cash bonuses to attract new executives or to reward executives for exemplary performance that is not necessarily rewarded by the cash bonus plan. See the discussion under the caption "—Stock Grants" for the description of our compensation committee's decision to pay the tax withholding obligations associated with the "net issuance" of stock grants we intend to make to 10 of our key employees, including our named executive officers, prior to the completion of this offering.

        Equity-Based Compensation.    Our equity-based compensation is intended to enhance our ability to retain talent over a longer period of time, to reward longer-term efforts that enhance future value, and to provide executives with a form of reward that aligns their interests with those of our stockholders. Executives whose skills and results we deem to be critical to our long-term success are eligible to receive higher levels of equity-based compensation. Executives typically receive an equity award in the form of a stock option that vests over a period of time upon commencement of their employment. Thereafter, they may receive additional awards from time to time as the compensation committee determines consistent with the objectives described above. After we become a public company, our compensation committee expects to make annual equity compensation awards to our executives in amounts that are competitive with awards then being made by comparable public companies with whom we compete for talent. See the discussion under the caption "—Stock Grants" and "—IPO Option and Restricted Stock Grants" for the description of our compensation committee's decision to award stock grants and options to our employees, including our named executive officers, and to award restricted stock grants to our employees, excluding our named executive officers, prior to the completion of this offering.

        Benefits.    Our benefits, such as our basic health benefits, 401(k) plan, and life insurance, are intended to provide a stable array of support to executives and their families throughout various stages of their careers, and these core benefits are provided to all executives regardless of their individual performance levels. The 401(k) plan allows participants to defer up to 100% of their annual compensation, subject to the cap set by the Internal Revenue Code, which was $15,500 per person for 2008. The executives' elective deferrals are immediately vested and nonforfeitable upon contribution to the 401(k) plan. We currently provide matching contributions equal to 100% of an employee's individual contribution, up to a maximum of 4% of the participant's annual salary and subject to some other limits.

        Taxes.    Our compensation committee does not have any particular policies concerning the payment of tax obligations on behalf of our employees. We are required by law to withhold a portion of every compensation payment we make to our employees. In the case of noncash compensation, that means that either we withhold a portion of the noncash compensation payment and pay cash to the appropriate tax authorities or that the employees make a direct cash payment to us in lieu of our withholding a portion of the noncash compensation. In the case of the stock grants to our key employees discussed under the caption "—Stock Grants" our compensation committee determined it was preferable to withhold a portion of the stock grant from the recipients and for us to pay the equivalent cash value to the tax authorities rather than releasing our key employees from their contractual lockups and allowing them to sell large amounts of our stock in the public market in order to fund their personal tax obligations. All payments to or on behalf of our employees, including tax payments, are considered compensation and are evaluated by our compensation committee as part of our overall compensation packages. In the future our compensation committee will consider all possible forms of compensation, including payment of tax obligations on behalf of our employees, in determining how best to compensate our employees to achieve the overall objectives of our compensation program.

    Determining the Amount of Each Element of Compensation

        Overview.    The amount of each element of our compensation program is determined by our compensation committee on an annual basis taking into consideration our results of operations, long and short-term goals, individual goals, the competitive market for our executives, the experience of our compensation committee members with similar stage companies and general economic factors. In 2008, our compensation committee engaged a compensation consultant to provide data as to the competitiveness of our compensation program compared with those of other companies with which we may compete for improvements in the areas of software piracy, trademark infringement, inventory controls, inventory security, optimizing our domain name portfolio and strategy and combating "customer" fraud.

        With respect to our named executive officers' individual performance objectives, our compensation committee determined a percentage of the target bonus to award based on an overall evaluation of the executive's performance in meeting his individual objectives during the year. Many of these objectives are subjective and not capable of being defined by bright-line measurements. Our compensation committee determined that Mr. Adams and Mr. Wu satisfied all of their individual performance goals at a level that justified the rewarding of 100% of their individual performance bonuses. Our compensation committee determined that Messrs. Eichmann, Helman and Long satisfied their individual performance objectives at a level that justified the awarding of 80% of their individual performance bonuses. None of these individuals failed to perform at a very high level or to make substantial progress in obtaining all of their individual performance objectives, but the philosophy of our compensation committee is to make these objectives difficult to achieve at the 100% level. More specifically, during 2008 our named executive officers performed the following:

        Mr. Adams successfully continued product and solution build-out; delivered improved consumer sales and marketing capability; continued to build international traction; completed company-wide system and process restructuring; successfully ran our company; and prepared our company for an initial public offering of our common stock.

        Mr. Eichmann delivered financial performance; improved our front office; upgraded our web site; continued the build-out of our international platform; completed company-wide system and process restructuring; and provided leadership and support broadly.

        Mr. Helman helped prepare our company for an initial public offering of our common stock; managed our budget and serviced our business from a financial perspective; ran and improved the accounting function; supported company-wide system and process restructuring; supported our chief executive officer as an analytical partner regarding financial matters; and successfully ran our finance department.

        Mr. Long continued the build-out of our product development organization; delivered new institutional product; extended our Version 3 library; continued content development; and expanded our product development platform.

        Mr. Wu implemented strategies to protect our company against software piracy and trademark infringement; supported initial public offering of our common stock; continued the build-out of our legal team; continued the build-out of our corporate structure; and successfully ran our legal function.

    Allocation of Equity Compensation Awards

        In 2008, we did not grant any options to our named executive officers. Options granted to executives and other employees vest over a period of four years, with 1/4 of the shares vesting on the one-year anniversary of the begin vesting date, which is typically the first date of the calendar quarter following the date of grant, except for new hires whose begin vesting date is typically the date of hire, and in either case with 1/16 of the shares vesting at the end of each three- month period thereafter. Our compensation committee does not apply a rigid formula in allocating stock options to executives as a group or to any particular executive. Instead, our compensation committee exercises its judgment and discretion and considers, among other things, the role and responsibility of the executive, competitive factors, the amount of stock-based equity compensation already held by the executive, the non-equity compensation received by the executive and the total number of options to be granted to all participants during the year. See the discussion under the captions "—Stock Grants" and "—IPO Option and Restricted Stock Grants" for a description of equity awards to be made prior to completion of this offering.

Option Exercises in 2008

        The following table provides information regarding option exercises by our named executive officers in 2008.

Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Tom P. H. Adams	77,766	$555,081	(2)
Eric Eichmann	—	—
Brian D. Helman	—	—
Gregory W. Long	—	—
Michael C. Wu	—	—

    (1)
    Reflects the value of the shares acquired on the exercise date less the aggregate exercise price of the option exercised.

    (2)
    The value realized is based on the exercise of options to acquire 58,266 shares on February 19, 2008 with a market value of $11.19 per share at an exercise price of $3.85 and 19,500 shares on August 5, 2008 with a market value of $10.36 per share at an exercise price of $3.85 per share. The per share market values on the exercise date reflect the fair values most recently determined by our board of directors.

Pension Benefits

        None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

        None of our named executive officers participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Stock Grants

        Our compensation committee intends to award, prior to the closing of this offering, to 10 of our key employees, including our named executive officers, a stock grant equal to 591,491 shares. This grant is net of the number of shares required to be withheld to satisfy the federal, state and local tax withholding obligations. Thus, we refer to the grant as a "net issuance." Our compensation committee determined this number of shares by multiplying the increase in the value of our company from the time we acquired our predecessor, Fairfield & Sons Ltd, in January 2006, to the assumed pre-money valuation of our company on the date of grant by 7%. The value of our company at the time of the acquisition of Fairfield & Sons Ltd was $62 million. Our compensation committee used an assumed premoney valuation of $312 million for our company, based on $17.00 per share, the top of the range set forth on the cover page of this prospectus. Therefore, our committee concluded that the increase in value was approximately $250 million. This amount was then multiplied by 7% and divided by $17.00 per share to determine the total number of shares to which the recipients were entitled, or 1,029,699 shares. Then a number of shares equal to the required tax withholding was deducted to determine the "net issuance" of 591,491 shares to the recipients. The remaining 438,208 shares will not be issued and instead we will pay an equivalent amount to the appropriate tax authorities to cover the tax withholding obligations.

        The allocation of the grant among the key employees was intended to reward those employees that our compensation committee believed played a material role in the growth and success of our company and the resulting creation of stockholder value since January 2006. A secondary goal of the grant was to provide those employees with a sufficient equity ownership stake in our company to align their interests with those of our stockholders moving forward.

        We intend to withhold a portion of the shares granted to each recipient to satisfy the federal, state and local tax withholding obligations associated with the "net issuance" of the grant. Based upon an assumed initial public offering price of $16.00 per share, the midpoint of the range on the cover page of this prospectus, we will withhold an aggregate of 438,200 shares of our common stock from the recipients' awards to satisfy those obligations and we will pay approximately $7.0 million to federal, state, and local tax authorities in satisfaction of the withholding obligations relating to the "net issuance" of the stock grant, which is equal to the number of shares withheld by us from grant recipients multiplied by $16.00, the assumed public offering price. A $1.00 increase or decrease in the assumed public offering price would increase or decrease that tax withholding payment by approximately $0.4 million. These shares will be fully earned and vested upon their grant, but we intend to restrict the transfer of the shares each recipient receives, net of any shares withheld to satisfy tax obligations, for the following periods: 1/3 of each recipient's shares for six months; 1/3 of each recipient's shares for 12 months; and the remaining 1/3 of each recipient's shares for 18 months.

        Our compensation committee determined that rather than make the entire stock grant to our key employees and require them to pay us the amount of the tax withholding obligations, we would do a "net issuance" of the stock grant to withhold from the recipient's grant a number of shares equal to the value necessary to satisfy the federal, state and local tax withholding obligations associated with the grant. Our compensation committee's decision was based on the fact that the recipients are prohibited, in accordance with the terms of their lockup agreements with the underwriters in this offering and the terms of the grant, from selling any shares of our common stock for at least 180 days after the completion of this offering and because of the size of these grants in relation to the annual cash compensation of the recipients, each of the recipients would likely have to sell a substantial part of the shares he or she was receiving in order to satisfy the associated tax withholding obligations. Our compensation committee considered that the company had cash on hand in excess of $30 million as of December 31, 2008 and as of the date of the grant and expects to have at least the same level of cash at the time the stock grants are made with which to pay such tax withholding obligations whether or not this offering is completed. Because these tax withholding obligations will be paid shortly after the completion of this offering, the payment is shown as a use of proceeds of this offering.

        The following table sets forth the stock grants to each of our named executive officers, based upon an assumed initial public offering price of $16.00 per share.

Name	Number of Shares Awarded	Number of Shares Withheld	Tax Payment for Shares Withheld
Tom P. H. Adams	238,066	173,813	$2,781,007
Eric Eichmann	64,611	54,818	877,094
Brian D. Helman	44,250	32,307	516,920
Gregory W. Long	22,124	16,153	258,453
Michael C. Wu	30,974	22,615	361,833

IPO Option and Restricted Stock Grants

        In anticipation of our initial public offering, our compensation committee commissioned a third-party compensation consultant to perform an analysis of the equity ownership of our employees, including our named executive officers, in comparison to the employees and executives of similar companies at the time of their initial public offerings. This analysis was different than the analysis done in determining annual compensation. This analysis was particularly focused on the overall equity ownership of our employees. The peer group selected was not the same peer group selected in reviewing the 2008 compensation of our executives discussed elsewhere in this prospectus. The peer group for this equity analysis consisted of:

American Public Education Inc	COMSCORE, Inc.	K12 Inc.
AthenaHealth Inc.	Deltek, Inc.	Lincoln Educational Services Corporation
Blackboard Inc.	Genpact Ltd	MedAssets Inc.
Capella Education Company	Heartland Payment Systems Inc.	WebMD Health Corp.

        This peer group was selected based on their having had a fairly recent initial public offering of a similar size to that of our company and having a similar ownership structure at the time of their initial public offering. The third-party compensation consultant helped our compensation committee determine the peer group of companies and provided the committee with an analysis of the equity ownership of the employees and executives of those peer group companies.

        As a result of that analysis, our compensation committee determined that the current equity ownership of our employees was in general well below the median of the employees in this peer group at the time of their initial public offering. Based on that analysis, our compensation committee determined to provide a more comparable equity ownership to our employees, including our named executive officers, in order to, in part, align their interests with those of our stockholders and, as a result, our compensation committee intends to grant restricted stock awards to our employees representing a total of 154,672 shares of our common stock and vesting over a four-year period, and options to purchase a total of 342,214 shares of our common stock to our employees, including our named executive officers, prior to the completion of this offering. The options will have an exercise price per share equal to the initial public offering price per share in this offering and will vest over a four-year period. These restricted stock and option grants will be made under our 2009 Omnibus Incentive Plan.

        The following table sets forth the additional option grants to each of our named executive officers. Our named executive officers will not receive any restricted stock grants.

Name	Number of Options Awarded
Tom P. H. Adams	147,579
Eric Eichmann	25,756
Brian D. Helman	18,148
Gregory W. Long	13,513
Michael C. Wu	14,917

        The amounts of each award were discretionary and were intended to put each named executive officer's total equity ownership, after taking into account the intended grant of common stock discussed under the caption "Executive Compensation—Stock Grants," between the 50th and 75th percentile of their respective peers based on the third-party compensation study and to give each of our named executive officers significant equity ownership that was subject to vesting to help align their interests with those of our stockholders. Our compensation committee intends to make grants of stock options, restricted stock subject to vesting or other forms of equity awards to our employees as part of its annual review of our employee's compensation as described under the caption "—Compensation Discussion and Analysis—Elements of our Executive Compensation Program—Equity-Based Compensation" in order to continue to align their interests with those of our stockholders. At this time no formal plan for the amount or manner of determination of such future awards has been adopted. Our compensation committee has not adopted any formal stock ownership guidelines for our employees requiring them to own any particular percentages of our common stock. Our compensation committee considers the liquidity of the employee's equity ownership as an important part of the employee's perception of the value of the equity award as compensation.

Employment Arrangements with Named Executive Officers

        In February 2009, we entered into employment agreements with each of our named executive officers. The agreements have one year terms that automatically renew each day so that there is always one year remaining on the term. The agreements increased the annual base salaries of some of the named executive officers for 2009 as follows:

Name	2009 Annual Base Salary	2008 Annual Base Salary	Dollar Increase	Percentage Increase
Tom P. H. Adams	$350,000	$350,000	$—	—%
Eric Eichmann	280,000	265,000	15,000	5.7
Brian D. Helman	245,000	240,000	5,000	2.1
Gregory W. Long	210,000	210,000	—	—
Michael C. Wu	225,000	210,000	15,000	7.1

        In general, our compensation committee looked to hold base salaries company wide the same as they were in 2008 reflecting the current economic climate in the country as a whole. As a result, it did not commission a new compensation study for 2009. However, our compensation committee recognized that the 2008 base salaries of our named executive officers were below the median salaries of their peers based on the 2008 compensation survey they used to determine 2008 base salaries and that we needed to reward exceptional performance. As a result, our compensation committee recommended that Mr. Adams' base salary be increased to $400,000 for 2009, but Mr. Adams refused the increase. In addition, our compensation committee made the other small discretionary increases reflected in the table above to reward the executives' exceptional performance in 2008 and their importance to our company going forward and reflect the substantial growth and overall sucess of our company in 2008.

        The employment agreements also provide that the executives will be eligible to receive an annual bonus in accordance with our company bonus policy established by the board of directors from time to time, but no bonus amount is guaranteed. Except with respect to Mr. Wu, the total target bonus opportunity as a percentage of the executive's annual base salary stayed the same as it was for 2008. Mr. Wu's total target bonus opportunity percentage increased 5% to 40% for 2009, compared to 35% for 2008. This increase was intended to bring Mr. Wu's percentage bonus opportunity to an amount in line with the median of the broad survey group in the 2008 compensation study. The other executives' total target bonus opportunity as a percentage of base salary for 2009 was already in line with the amount of the

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